April 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jonathan Burr

Re:	Post Holdings Partnering Corporation
Registration Statement on Form S-1
Filed February 9, 2021, as amended
File No. 333-252910

Dear Mr. Burr:

Reference is made to our letter, filed as correspondence via EDGAR on April 5, 2021, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of Post Holdings Partnering Corporation (the “Company”) to accelerate the effective date of the above-referenced registration statement for April 7, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

EVERCORE GROUP L.L.C.

By:	/s/ Jay Chandler
Name: Jay Chandler
Title: Senior Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory